SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

FINAL AMENDMENT

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GOTTEX MULTI-ASSET ENDOWMENT MASTER FUND
(Name of Issuer)

GOTTEX MULTI-ASSET ENDOWMENT MASTER FUND
(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

William Landes

Gottex Multi-Asset Endowment Master Fund
28 State Street, 40th Floor
Boston, MA 02109
(617) 532-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522

November 29, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,720,000.00         (a) Amount of Filing Fee: $371.01 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $371.01

Form or Registration No.: SC TO-I

Filing Party: Gottex Multi-Asset Endowment Master Fund

Date Filed: November 29, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Gottex Multi-Asset Endowment Master Fund

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on November 29, 2012 by Gottex Multi-Asset Endowment Master Fund (the "Fund") in connection with an offer by the Fund to purchase up to $2,720,000 of shares of beneficial interest in the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on November 29, 2012.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., Eastern Time, on December 28, 2012.

2. The Valuation Date of the Shares tendered pursuant to the Offer was January 31, 2013.

3. The net asset value of the Shares tendered pursuant to the offer was calculated as of January 31, 2013 in the amount of $45,000.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. One (1) Shareholder, whose tender was accepted for purchase by the Fund, did not tender its entire Shares in the Fund, therefore, pursuant to the promissory note issued to the Shareholder, the Fund paid the tendering Shareholder 100% of the Shareholder’s unaudited net asset value of the Shares tendered. Cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the account designated by such tendering Shareholder in its Letter of Transmittal on March 1, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOTTEX MULTI-ASSET ENDOWMENT MASTER FUND

By: /s/ Wade Boylan

Name: Wade Boylan

Title: Chief Financial Officer

March 15, 2013